Exhibit 99.1

Medigus: Fortune 500 Multinational Healthcare Corporation’s Adds ScoutCam to its Approved Supplier List

OMER, Israel, September 8, 2020 - Medigus Ltd. (NASDAQ:MDGS) (TASE:MDGS), a technology company developing minimally invasive tools and an innovator in direct visualization technology, today announced that it was informed by ScoutCam, Inc. (OTC: SCTC), Medigus’ subsidiary and a leading developer and manufacturer of customized visual solutions and supplementary technologies, that ScoutCam has been officially included on a Fortune 500 multinational healthcare corporation’s Approved Supplier List (ASL). The qualification will allow ScoutCam to develop, manufacture and supply a complete visualization solution for the global company’s minimally invasive surgical product, which incorporates ScoutCam’s single-use miniature video cameras.

“We are extremely excited not only for the recognition of our superior technology, but for the opportunity to become a long-term supplier of innovative visualization tools that has the potential to transform minimally invasive surgeries, and all under the strictest quality standards of this global leader,” said Yaron Silberman, Chief Executive Officer of ScoutCam.

The two companies initially began collaborating back in 2018 and in mid-2019, a formal audit at ScoutCam’s facilities was completed. This past May, the global standard Supplier Quality Agreement (SQA) of the customer was signed. ScoutCam provided a final quote to the healthcare corporation in May as well, which included development fees of $2.4 million to be paid per milestones in 2020-2021 and prices per ordered quantities for the supply of the final deliverables, ranging in hundreds of USD per unit. ScoutCam’s inclusion on the ASL encompasses all of its business units, in addition to the one in which ScoutCam is currently engaged.

“Now that we have officially been added to the Approved Supplier List, ScoutCam is expected to sell tens of thousands of single-use cameras annually in the next few years, which gives us the opportunity to transform minimally invasive surgeries as we know them,” Silberman continued. “Overall, we are extremely happy with the recognition, and we are proud that such partnership presents a parallel benefit to both patients and doctors alike.”

###

About ScoutCam

ScoutCam is a leading provider of customized visual solutions for organizations across a variety of industries in the form of highly resistant micro cameras and supplementary technologies. ScoutCam devices are used across the medical, aerospace, industrial, research and defense industries. For more information please visit: https://www.scoutcam.com/.

About Medigus

Medigus is traded on the Nasdaq Capital Market and the TASE (Tel Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in or derived from this press release will not be achieved, such as the successful manufacture, sale and supply of the miniature video cameras by ScoutCam following its recognition as an ASL, or delay in receipt of payments or proceeds therefor, due to inter alia the spread of COVID-19 as well as the restriction deriving therefrom. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the company’s filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Contact (for media only)

Tatiana Yosef

Chief Financial Officer

+972-8-6466-880

ir@medigus.com